FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 3, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Exhibit

Press Release dated March 3, 2003

NDT VENTURES LTD.

PRESS RELEASE

March 3, 2003                                                                                                    #03-04

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Drill Program for CC Project

NDT Ventures Ltd. (TSXV:NDE) is pleased to report that priority targets have been identified on its CC Gold Project and that drilling is scheduled upon permit approval, anticipated in mid March. The Company’s initial program will be evenly spaced over the 300 metre strike length of the outcropping Main Vein target area. Additional drilling, both down dip and along the additional 700 metre known strike, is anticipated once initial drill results have been obtained. In conjunction with drilling, field activities will include mechanical trenching to better expose the strike projections of veins known to occur in the foot wall and hanging wall of the Main Vein.  Detailed mapping and sampling will continue over other portions of the property where initial work has defined additional target areas.  These targets include a parallel vein structure situated approximated two km to the southwest of the Main Vein where gold values up to 3.7g/t over one metre were obtained from outcrop.

The Project is located in Churchill County, Nevada within the Fairview Mining District of the Walker Lane Mineral Belt. The CC claims were acquired in September, 2002.  The main target on the property is an epithermal quartz vein system that strikes northeast and dips 60 to 70 degrees to the southeast.  The occurrence consists of a central two meter wide Main Vein that outcrops over a 300 meter strike length and can be traced via sub-crop and float an additional 500 plus meters to the southwest and over 200 meters to the northeast.  Detailed mapping of the main outcrop area has defined several vein splays in the foot-wall and hanging-wall of the Main Vein that broadens the target zone up to 30 meters in width.  Of 12 representative samples the Company obtained from vein outcrops, gold values ranged from 0.9 to 56 g/t with an average gold grade of 8.67g/t.

The Company currently has three other gold projects in Nevada. The Black Hills and Jenny Properties are located on a major structural component of the Walker Lane and mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. Detailed field work on these two projects is planned during the coming spring. An initial round of target investigation was recently completed on the Hannah Project, located in the Jessup Mining District in northwestern Churchill County.  Initial sampling of potential bulk minable target areas on Hannah resulted in less than expected gold values.  Continued work at Hannah will now concentrate on establishing the continuity of outcropping high-grade quartz veins where values up to 18 g/t gold have been obtained.

Elsewhere, planning is well underway for an aggressive program this summer on the newly acquired Melville Diamond Project adjacent to the recent diamond discoveries by Northern Empire Minerals Ltd., Stornoway Ventures Ltd. and the Hunter Exploration Group.  NDT is optimistic that exploration by the Company, along with its partner Navigator Exploration Corp., could result in new kimberlite discoveries on their claims.  The Company is also actively evaluating several additional gold prospects and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral properties in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: March 3, 2003